AMENDED



United States
Securities and Exchange Commission
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CELGENE CORP.
(Name Of Issuer)

Common
(Title of Class of Securities)

151020104
(CUSIP Number)

Donald P. Moriarty and/or William P. Scully
c/o McGrath, Doyle & Phair
150, Broadway, Suite 1703
New York, NY  10038
Telephone: (212) 571-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

3/24/98
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1d(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)







SCHEDULE 13D                    page 2 of 4 pages

1. NAME OF REPORTING PERSON         Donald P. Moriarty and/or
                                    William P. Scully
   SS OR IRS IDENTIFICATION NO. OF
   THE ABOVE PERSON

2. CHECK THE APPROPRIATE BOX IF A   Controls voting and dispositive  (a)[x]
   MEMBER OF A GROUP                power for himself, his family    (b)[ ]
                                    members and a partnership in
                                    which he and his partner are
                                    general partners.



3. SEC USE ONLY

4. SOURCE OF FUNDS                                                       PF

5. CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
   (IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                                 USA


  NUMBER OF	7.  SOLE VOTING POWER                              1,355,500
   SHARES
BENEFICIALLY	8.  SHARED VOTING POWER
  OWNED BY
    EACH		9.  SOLE DISPOSITIVE POWER                         1,355,500
  REPORTING
 PERSON WITH	10. SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                   1,355,500
    REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)	                      [ ]
    EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              8.4766%

14. TYPE OF REPORTING PERSON                                             IN








SCHEDULE 13D                    page 3 of 4 pages


Item 1.	Security and Issuer.

	a)	Name and Address of Principal Executive Officers of Issuer:
		Celegene Corp.
		7 Powderhorn Drive
		Warren, NJ  07059

	(b)	Title and class of	Common Stock
		Equity Securities:

Item 2.	Identity and Background.

	(a)	Name of Person Filing	Donald P. Moriarty and/or
			William P. Scully

	(b)	State of Incorporation:	N/A

	(c)	Principal of Business:	Investment Advisor,
			Twin Oaks Partners
			One Main Street
			Chatham, NJ  07928

	(d)	Address of Principal Business
		and Principal Office:
		c/o McGrath, Doyle & Phair
		150 Broadway, # 1703
		New York, NY  10038

	(e)	Criminal Proceedings:	N/A

	(f)	Civil Proceedings:	N/A
















SCHEDULE 13D                    page 4 of 4 pages

Item 3.	Source and Amount of Funds or other Consideration.
	Personal Funds - $1,029,983 paid for additional purchases

Item 4.	Purpose of Transaction.
	Material acquisition for investment purposes

Item 5.	Interests in Securities of the Issuer.
	(a)	Number of Shares	1,355,500 shares
		Beneficially Owned:

		Percent of Class:	8.4766%

	(b)	Sole Power to Vote,
		Direct the Vote of, or	1,355,500 shares
		Dispose of Shares:

		Shared Power to Vote,
		Direct the Vote of, or None
		Dispose of Shares:

	(c)	Recent Transactions:

Investor acquired approximately an additional 0.195% of the common shares outstanding since the last filing of Schedule 13D. However, please note that the company issued additional shares since the last Schedule 13D filing which diluted the investors holdings.


	(d)	Rights to Dividends or
		Sales Proceeds:	N/A

	(e)	Date of Cessation of Five Percent
		Beneficial Ownership:	N/A

Item 6.	Contracts, Arrangements, Understandings
	or Relationships with Respect to
	Securities of the Issuer.	N/A

Item 7.	Material to be Filed as Exhibits.	N/A



								Nicholas Jacangelo, CPA